Exhibit 99.5

August 4, 2021

1317774 B.C. Ltd.

c/o Penn National Gaming, Inc.

825 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

harper.ko@pngaming.com

Dear Sirs/Madams:

Re:       Voting Support Agreement

For purposes of this Voting Support Agreement (the “Agreement”), capitalized terms not defined herein shall have the meaning ascribed to such term in the Arrangement Agreement.

Relay Ventures Fund II L.P. and Relay Ventures Parallel Fund II L.P. (collectively, the “Shareholder”) understands that Score Media and Gaming Inc., a British Columbia corporation (the “Company”), 1317774 B.C. Ltd., a British Columbia corporation (“Purchaser” or “you”) and Penn National Gaming, Inc., a Pennsylvania corporation (“Parent”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia), which will result in Purchaser acquiring all of the issued and outstanding special voting shares and Class A subordinate voting shares in the capital of the Company (collectively, the “Shares”). The Shareholder is the registered or beneficial owner of such number of Shares (the “Holder Shares”) as set forth on the signature page attached to this Agreement.

The Shareholder hereby agrees, from the date hereof until the termination of this Agreement in accordance with its terms:

(a)	not to grant or agree to grant any proxy or other right to the Holder Shares, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of holders of the Shares, or the giving of any consents or approvals of any kind with respect to the Holder Shares, in each case other than pursuant to this Agreement;

(b)	not to requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution;

(c)	at any meeting of securityholders of the Company at which the Shareholders or any registered holder of the Shares are entitled to vote (and at every adjournment or postponement thereof) for the purpose of approving the Arrangement and any related transaction (the “Meeting”): (i) to cause to be counted as present for purposes of establishing quorum; (ii) to vote (or cause to be voted) all of the Holder Shares, and any other securities of the Company directly or indirectly acquired by or issued to the Shareholder after the date hereof, if any, (A) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including all matters related to the Arrangement recommended by management of the Company), and (B) against any proposed action or agreement which could reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement; (iii) to deposit a proxy, or voting instruction form, as the case may be, duly completed and execute in respect of all of the Holder Shares eligible to be voted as soon as practicable and in any event not less than ten (10) Business Days prior to the then scheduled meeting date; (iv) not to take, nor permit any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the case may be, deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has, at such time, been previously terminated in accordance with the terms hereof; and (v) provide copies of each such proxy or voting instruction form (or screen shots evidencing electronic voting thereof), as the case may be, referred to in (iii) above to Purchaser at the email address above concurrently with its delivery as provided for in (iii) above;

(d)	to cause to be counted as present for purposes of establishing quorum and to vote (or to cause to be voted) all of the Holder Shares against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby;

(e)	that it hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required by this Agreement;

(f)	not to (i) exercise any rights of dissent in connection with the Arrangement or (ii) take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement;

(g)	not to, directly or indirectly, through any director, officer, employee, consultant, agent, advisor, affiliate or other representative (each, a “Representative”) or otherwise, and shall not permit any such person to: (i) solicit proxies or become a participant in a solicitation in opposition to or competition with Purchaser’s proposed purchase of the Shares as contemplated by the Arrangement; (ii) assist any person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Purchaser’s proposed purchase of the Shares as contemplated by the Arrangement; (iii) act jointly or in concert with others with respect to the Shares or any other voting securities of the Company for the purpose of opposing or competing with Purchaser’s proposed purchase of Shares as contemplated by the Arrangement; (iii) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any person (other than Purchaser and Parent and their respective Representatives) any information in connection therewith; initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist any effort or attempt by any other Person to do or seek to do any of the foregoing;

(h)	to, and shall cause each of its affiliates to and will instruct each of its and their Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Shareholders with respect to any potential Acquisition Proposals; and

(i)	to notify Purchaser promptly if any of the Shareholder’s representations and warranties contained in this Agreement becomes untrue or incorrect in any material respect.

For certainty, nothing in this Agreement shall limit or affect any actions that John Albright, being a Representative of the Shareholder and also a director of the Company, from exercising his fiduciary duties as a director of the Company including, without limitation, responding in his capacity as a director of the Company to any Acquisition Proposal and making any determinations in that regard in the exercise of his fiduciary duties, and no such action shall constitute a breach of this Agreement by the Shareholder or its Representatives.

The Shareholder hereby represents and warrants, and agrees that such representations and warranties shall survive until the termination of this Agreement, that:

(a)	(i) the Shareholder has the power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform each of its obligations hereunder; (ii) the execution, delivery and performance by the Shareholder of this Agreement and the consummation by the Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or equivalent action on the part of the Shareholder;

(iii) no other proceedings on the part of the Shareholder are necessary to approve this Agreement or to perform its obligations contemplated hereby; (iv) this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due and valid execution and delivery of this Agreement by Purchaser, constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (B) general equitable principles, whether enforceability is considered in a proceeding at law or equity; and (v) the Shareholder is duly organized and validly existing in accordance with the laws of its jurisdiction of formation;

(b)	the Shareholder is the sole registered and/or beneficial owner of the Holder Shares, with good title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and the Shareholders has the sole right to vote (in the case of Shares) and sell (in the case of transferable Holder Shares) all of the Holder Shares;

(c)	except for the Arrangement Agreement and this Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer of the Holder Shares from the Shareholder or any interest therein or right thereto;

(d)	the only securities of the Company beneficially owned or controlled, directly or indirectly, by the Shareholder on the date hereof are the Holder Shares (other than securities that are not entitled to acquire Shares);

(e)	there is no claim, action, audit, investigation, lawsuit, arbitration, mediation or other proceeding in progress or pending or, to the knowledge of the Shareholder, threatened, against or otherwise affecting the Shareholder which could reasonably be expected to impair the ability of the Shareholder to deliver this Agreement and to perform its obligations contemplated hereby; and

(f)	the execution, delivery and performance by the Shareholder of this Agreement and the performance of its obligations contemplated hereby do not (i) contravene or conflict with the organizational or governing documents of the Shareholder; (ii) contravene or conflict with or constitute a violation of any provision of any law binding upon or applicable to the Shareholder or its properties or assets; or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of each Shareholder, or result in the creation of any lien on any of the properties or assets of each Shareholder under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease, license or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or its properties or assets are bound.

Prior to the record date for the Meeting, the Shareholder agrees not to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any sale, repurchase agreement or other monetization transaction with respect to any of the Holder Shares, or any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing. Nothing in this Agreement will prohibit the Shareholder from, directly or indirectly, optioning, selling, transferring, pledging , encumbering, granting a security interest in, hypothecating or otherwise conveying or entering into any sale, repurchase agreement or other monetization transaction with respect to the Holder Shares or assigning or agreeing to option, sell, transfer, pledge , encumber, grant a security interest in, hypothecate or otherwise convey or enter into any sale, repurchase agreement or other monetization transaction with respect to the Holder Shares or assign any of the Holder Shares or any right or interest therein (legal or equitable) to any Person or group of Persons, following the record date for the Meeting.

The Shareholder consents to details of this Agreement being set out in any press release, information circular, including the Company Proxy Statement, and court documents produced by the Company, Purchaser, Parent or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement and this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR). Except as required by Law or applicable stock exchange requirements or as otherwise permitted by this Agreement, the Shareholder will not make any public announcement or public statements with respect to the transactions contemplated by this Agreement and the Arrangement Agreement without the prior written approval of Purchaser.

This Agreement shall terminate and be of no further force and effect upon the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms, (b) Purchaser, without the prior written consent of the Shareholder, decreases the amount of Consideration set out in the Arrangement Agreement, (c) Purchaser, without the prior written consent of the Shareholder, changes the form of Consideration set out in the Arrangement Agreement (other than to add additional consideration), (d) the mutual agreement in writing of the Shareholder and Purchaser or (e) the Effective Time.

This Agreement and all Proceedings arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction.

Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto or, only if such court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Toronto, in respect of any Proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such Proceeding that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and each of the parties irrevocably agrees that it is the intention of each such party that all claims with respect to such Proceeding shall be heard and determined in such a court.

This Agreement may be executed by electronic signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Shareholder, upon which this Agreement as so accepted shall constitute a legal, valid and binding agreement among us.

[Signature page follows.]

Yours truly,

RELAY VENTURES FUND II L.P. by its	RELAY VENTURES PARALLEL FUND
general partner RELAY VENTURES	II L.P, by its general partner RELAY
FUND II GP INC.	VENTURES FUND II GP INC.

By:	(Signed) John Albright	By:	(Signed) John Albright
	John Albright, Director		John Albright, Director

By:	(Signed) Jeannette Wiltse	By:	(Signed) Jeannette Wiltse
	Jeannette Wiltse, Director		Jeannette Wiltse, Director

Address:
	446 Spadina Road		446 Spadina Road
	Suite 303		Suite 303
	Toronto, ON M5P 3M2		Toronto, ON M5P 3M2

	6,186,028		217,868
	(Number of Class A Subordinate Voting Shares)		(Number of Class A Subordinate Voting Shares)

[Signature Page to Relay Voting Support Agreement]

Accepted and agreed on this 4th day of August, 2021.

1317774 B.C. LTD.

By:	(Signed) Jay Snowden
Name: Jay Snowden
Title: President

[Signature Page to Relay Voting Support Agreement]